THE DREYFUS FAMILY OF FUNDS

                               Rule 18f-3 Plan

          Rule 18f-3 under the Investment Company Act of 1940, as amended (the "1940 Act"), requires that the Board of an investment company desiring to offer multiple classes pursuant to said Rule adopt a plan setting forth the separate arrangement and expense allocation of each class, and any related conversion features or exchange privileges.
          The Board, including a majority of the non-interested Board members, of each of the investment companies, or series thereof, listed on Schedule A attached hereto (each, a "Fund") which desires to offer multiple classes has determined that the following plan is in the best interests of each class individually and the Fund as a whole:
          1. Class Designation: Fund shares shall be divided into Investor Class and Class R.
          2. Differences in Services: The services offered to shareholders of each Class shall be substantially the same, except for certain services provided to the Investor Class pursuant to a Service Plan.
          3. Differences in Distribution Arrangements: Investor Class shares shall be offered at net asset value to any investor. Class R shares shall be offered at net asset value only to institutional investors acting for themselves or in a fiduciary, advisory, agency, custodial or similar capacity, such as banks and qualified or non-qualified employee benefit plans or other programs, including pension, profit-sharing and other deferred compensation plans, whether established by corporations, partnerships, non-profit entities or state and local governments. Neither Class shall be subject to any front-end or contingent sales charges.
          Investor Class shares shall be subject to an annual distribution and service fee at the rate of .25% of the value of the average daily net assets of the Investor Class pursuant to a Service Plan adopted in accordance with Rule 12b-1 under the 1940 Act.
          4.   Expense Allocation.   The following expenses shall be
allocated, to the extent practicable, on a Class-by-Class basis: (a) fees under the Service Plan; (b) printing and postage expenses related to preparing and distributing materials, such as shareholder reports, prospectuses and proxies, to current shareholders of a specific Class;
(c) Securities and Exchange Commission and Blue Sky registration fees incurred by a specific Class; (d) the expense of administrative personnel and services as required to support the shareholders of a specific Class;
(e) litigation or other legal expenses relating solely to a specific Class; (f) transfer agent fees identified by the Fund's transfer agent as being attributable to a specific Class; and (g) Board members' fees incurred as a result of issues relating to a specific Class.
          5. Exchange Privileges. Shares of a Class shall be exchangeable only for (a) shares of the same Class of other investment companies managed or administered by The Dreyfus Corporation and (b) shares of certain other investment companies specified from time to time.

Dated:  May 11, 1995


                                 SCHEDULE A


                      Dreyfus LifeTime Portfolios, Inc.